82-57

TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

July 14, 2005

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of a news release issued by TC PipeLines, LP in the United States via CCN Matthews on July 14, 2005. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

dlw 7/18

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces Second Quarter Distribution and Schedules Earnings Teleconference and Webcast

Calgary, Alberta – July 14, 2005 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced the board of directors of TC PipeLines GP, Inc., its general partner, has declared the Partnership's second quarter 2005 distribution in the amount of US$0.575 per unit. This distribution is payable on August 12, 2005 to unitholders of record as of July 29, 2005.

"We are very pleased to be able to deliver on our strategy of providing stable cash flow to our unitholders," said Ron Turner, president and chief executive officer of the general partner. "We recognize there exists increased uncertainties around recontracting at Northern Border Pipeline in light of changes in market fundamentals; however, the Partnership's strong financial position coupled with the Partnership's strong cash flow coverage continues to support our current distribution."

The Partnership will release its second quarter 2005 financial results after markets close on Tuesday, August 3, 2005. Analysts, members of the public, the media and other interested parties are invited to participate in a teleconference and audio webcast on August 4, 2005 at 12 p.m. (Eastern). Ron Turner, president and chief executive officer of the general partner, will discuss the second quarter 2005 financial results and general developments and issues concerning the Partnership. To participate, please call (866) 540-8136. A replay of the conference call will also be available two hours after the conclusion of the call and until midnight, August 11, 2005, by dialing (800) 408-3053, then entering pass code 3158912.

A live webcast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be maintained on the website.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30 per cent interest in Northern Border Pipeline Company, a Texas general partnership, and a 49 per cent interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70 per cent by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of ONEOK, Inc., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile interstate pipeline system that transports natural gas to Nevada from Oregon, where it interconnects to TransCanada's GTN System. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. TC PipeLines GP, Inc. also holds common units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.